Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of GreenVision Acquisition Corp. (the “Company”) on Form S-1 (Amendment No. 2), File No. 333-234282, of our report dated September 20, 2019, except for Note 8 as to which the date is October 30, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of GreenVision Acquisition Corp. as of September 16, 2019 and for the period from September 11, 2019 (inception) through September 16, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
November 1, 2019